Exhibit 99.1

China Finance Online Reports 2019 First Quarter Unaudited Financial Results

BEIJING, June 26, 2019 /PRNewswire/ -- China Finance Online Co. Limited ("China Finance Online", or the "Company", "we", "us" or "our") (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Financial Highlights

•	Net revenues were $9.9 million
•	Revenues from financial advisory services grew 27.9% year-over-year and 195.6% quarter-over-quarter
•	Gross margin was 64.5%, up from 61.9% in the first quarter of 2018
•	Net loss attributable to China Finance Online was $2.8 million, compared with a net loss of $5.2 million in the first quarter of 2018
•

According to the Company's proprietary asset allocation system, our Robo-Advisor product, Lingxi, was among the best performing products in the Chinese market with an average return of 5.68% in first quarter of 2019. During the first quarter, the best strategy designed by Lingxi yielded a return of 9.3%.

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online, commented, "During the first quarter of 2019, our bottom-line loss was further narrowed. With the improvement of our business model and operational efficiency, we also grew our gross margin from the same period of last year."

"Our business that leverages fintech to empower wealth management is starting to bear fruits. In late 2018, we introduced iTAMP (Turnkey Asset Management Platform), a one-stop ecosystem that empowers financial advisors and wealth managers to provide investment consultations and advice covering stocks, mutual funds, wealth management, insurance, trusts and other financial products. Since then, we have attracted more and more financial advisors to open their online offices on our platform. In the first quarter of 2019, with the market climate recovery and the improvement of our business model, our investment advisory business posted solid growth. At the same time, our initiative to empower wealth management services has witnessed breakthroughs, with over ten financial institutions including brokerage firms, banks and asset management firms forming partnerships with us. Our fintech capability and 20 years' operation track record in retail customer-oriented services are well received and recognized by these financial institutions."

"Looking into the future, we will continue to not only strengthen our fintech capabilities through optimization and upgrading of our services and products, but also turn fintech research findings into scalable revenues. While maintaining our goal of fully realizing our future growth potentials, we will strive to further improve our operational efficiency," Mr. Zhao concluded.

First Quarter 2019 Financial Results

Net revenues were $9.9 million, compared with $13.3 million during the first quarter of 2018 and $10.7 million during the fourth quarter of 2018. During the first quarter of 2019, revenues from financial services, the financial information and advisory business, and advertising services contributed 45%, 33% and 21% of the net revenues, respectively, compared with 50%, 37% and 13%, respectively, for the corresponding period in 2018.

Revenues from financial services were $4.5 million, compared with $6.7 million during the first quarter of 2018 and $5.7 million during the fourth quarter of 2018. Revenues from financial services were mainly generated from equity brokerage services. Revenues from the equity brokerage business decreased by 31.8% year-over-year and 20.5% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases in revenues from financial services were mainly due to reduced revenue from the equity brokerage business.

Revenues from the financial information and advisory business were $3.2 million, compared with $4.9 million during the first quarter of 2018 and $2.0 million in the fourth quarter of 2018. Revenues from the financial information and advisory business were mainly comprised of subscription services from individual and institutional customers and financial advisory services. During the first quarter, subscription revenues from individual investors decreased by 47.6% year-over-year, mainly due to the streamlining of our sales team and upgrading of our business operations for the long-term growth prospects of our business. However, subscription revenues from individual investors rose by 26.9% from the fourth quarter of 2018 as the market conditions improved from late 2018.

Revenues from advertising services were $2.0 million, compared with $1.7 million in the first quarter of 2018 and $3.0 million in the fourth quarter of 2018. The increased traffic to our site helped to elevate our advertising revenues on a year-over-year basis.

Gross profit was $6.4 million, compared with $8.2 million in the first quarter of 2018 and $6.9 million in the fourth quarter of 2018. Gross margin in the first quarter of 2019 was 64.5%, compared with 61.9% in the first quarter of 2018 and 65.1% in the fourth quarter of 2018. The year-over-year increase in gross margin was mainly due to an increased revenue contribution from advertising which carries a higher gross margin. The quarter-over-quarter decrease in gross margin was mainly due to the quarter-over-quarter decrease of revenue contribution from advertising and the lower gross margin of equity brokerage business.

General and administrative expenses were $2.7 million, compared with $3.3 million in the first quarter of 2018, and $4.9 million in the fourth quarter of 2018. The year-over-year decrease was mainly attributable to effective cost control measures and the ongoing streamlining of the operations. The quarter-over-quarter decrease was mainly due to a one-time, non-recurring charge to the bad debt provision associated with the security deposit in our previously terminated commodity trading business in the fourth quarter of 2018.

Sales and marketing expenses were $3.6 million, compared with $6.2 million in the first quarter of 2018, and $4.4 million in the fourth quarter of 2018. The year-over-year and quarter-over-quarter decreases were mainly attributable to the further streamlining of the sales and marketing division for better efficiency.

Research and development expenses were $2.6 million, compared with $3.8 million in the first quarter of 2018 and $2.9 million in the fourth quarter of 2018. The year-over-year and quarter-over-quarter decreases were mainly attributable to improved efficiency after the consolidation of the R&D team throughout different business units. The Company continues to maintain a team of senior software engineers, data scientists and capital market professionals to support further development in its fintech capabilities.

Total operating expenses were $8.9 million, compared with $13.3 million in the first quarter of 2018, and $12.3 million in the fourth quarter of 2018. The year-over-year and quarter-over-quarter decreases were mainly due to improved efficiency and effective cost controls.

Loss from operations was $2.5 million, compared with a loss from operations of $5.0 million in the first quarter of 2018 and a loss from operations of $5.4 million in the fourth quarter of 2018.

Net loss attributable to China Finance Online was $2.8 million, compared with a net loss of $5.2 million in the first quarter of 2018 and a net loss of $4.4 million in the fourth quarter of 2018.

Fully diluted loss per American Depository Shares ("ADS") attributable to China Finance Online was $0.12 for the first quarter of 2019, compared with fully diluted loss per ADS of $0.23 for the first quarter of 2018 and fully diluted loss per ADS of $0.19 for the fourth quarter of 2018. Basic and diluted weighted average numbers of ADSs for the first quarter of 2019 were 22.8 million, compared with basic and diluted weighted average number of ADSs of 22.8 million for the first quarter of 2018. Each ADS represents five ordinary shares of the Company.

Total shareholders' equity of China Finance Online was $32.9 million as of March 31, 2019.

Recent Developments

•	Lingxi Robo-Advisor recorded strong performance in the first quarter of 2019

According to our proprietary asset allocation system, our Robo-Advisor product, Lingxi, provides Chinese retail investors with a wide array of investment combinations and personalized global asset allocations through Chinese domestic mutual funds. Since its inception, Lingxi established a solid track record of balancing performance and risk management. Lingxi produced a return of 5.68% during the first quarter of 2019, once again among the best performing products in the marketplace. The best strategy of Lingxi posted a return of 9.3% in the first quarter of 2019. All strategies of Lingxi managed to control the fluctuation under 6.0% while the volatility of Shanghai index reached 18.77% during the same period.

2018 was a difficult year for the stock markets in China. The Shanghai Composite Index experienced a loss of 24.6%. However, 95% of the strategies in Lingxi, posted positive returns, with a defensive strategy yielding an annual return of 5.28% in 2018. Since its inception in 2017 to the end of 2018, the accumulative returns of Lingxi's high-risk, medium-risk and low-risk strategies were 16.94%, 13.91% and 10.79%, respectively.

•	2019 China Finance Online Value Discovery Forum for Public Companies on Chinese Stock Markets

In May 2019, the Company hosted the "2019 Value Discovery Forum for Public Companies on Chinese Stock Markets" in Shenzhen. A total of 260 professionals from over 230 prestigious technology companies and public companies listed on the Shenzhen and Shanghai stock markets and influential financial institutions attended the forum. The main topics in the forum were technology-driven productivity, industries for the future, and social benefits of innovations.

During the forum, China Finance Online also announced the 2019 Future Enterprise List, 2019 Top Tech and Innovation Value Company List, and 2019 Best Value Public Company List. These rankings are based on China Finance Online's proprietary algorithms dynamically tracking a series of datapoints including financials, valuation, growth trends, ESG (environment, social and governance) and other metrics, which enable investors to identify investment opportunities and discover value companies.

Conference Call Information

The management will host a conference call on June 26, 2019 at 8:00 p.m. U.S. Eastern Time (8:00 a.m. Beijing/Hong Kong time June 27, 2019). Dial-in details for the earnings conference call are as follows:

US: 1-800-742-9301
Hong Kong: 800-906-648
Singapore: 800-616-2313
China: 800-870-0210 or 400-120-3170
Conference ID: 2148496

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A recording of the call will be available on China Finance Online's website under the investor relations section.

In addition, a live and archived webcast of the conference call will be available at https://edge.media-server.com/mmc/p/cmnjcewg.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company's prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	our prospect and our ability to attract new users;
•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;
•	our prospect on stabilization in cash attrition and improvement of our financial position;
•	our initiatives to address customers' demand for intuitive online investment platforms and alternative investment opportunities; and

•	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, changing customer needs, regulatory environment and market conditions that we are subject to; the uneven condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, mainland Chinese precious metals exchanges, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China's high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under "Forward-Looking Information" and "Risk Factors". The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Finance Online
+86-10-8336-3100
ir@jrj.com

Kevin Theiss

Awaken Advisors

(212) 521-4050

kevin@awakenlab.com

-- Tables Follow --

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Mar. 31, 2019	Dec. 31, 2018
Assets
Current assets:
Cash and cash equivalents	9,077	12,493
Trust bank balances held on behalf of customers	34,851	31,218
Accounts receivable, net - others	7,952	7,102
Accounts receivable, net - Margin clients	19,543	17,751
Short-term investments	297	—
Prepaid expenses and other current assets	2,281	2,409
Total current assets	74,001	70,973
Long-term investments, net	2,455	2,411
Property and equipment, net	4,180	4,459
Acquired intangible assets, net	85	85
Right-of-use assets	5,910	—
Rental deposits	896	964
Goodwill	108	108
Deferred tax assets	986	1,473
Other deposits	217	216
Total assets	88,838	80,689

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $6,262 and $7,119 as of March. 31, 2019 and December 31,2018, respectively)	7,062	8,127
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,754 and $3,846 as of March. 31, 2019 and December 31, 2018, respectively)	12,147	11,728
Amount due to customers for trust bank balances held on behalf of customers (including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,619 and $5,599 as of March 31, 2019 and December 31, 2018, respectively)	34,851	31,218
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $187 and $189 as of March 31, 2019 and December 31, 2018, respectively)	5,368	2,947
Lease liabilities, current (including lease liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,790 and nil as of March 31, 2019 and December 31, 2018, respectively)	2,497	—
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $(2) and $(2) as of March 31, 2019 and December 31, 2018, respectively)	155	155
Total current liabilities	62,080	54,175
Deferred tax liabilities (including deferred tax liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and $13 as of March 31, 2019 and December 31, 2018, respectively)	16	29
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,016 and nil as of March 31, 2019 and December 31, 2018, respectively)	3,015	—
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $(12) and $(9) as of March 31, 2019 and December 31, 2018, respectively)	110	149
Total liabilities	65,221	54,353
Noncontrolling interests	(9,321)	(9,110)
Total China Finance Online Co. Limited Shareholders' equity	32,938	35,446
Total liabilities and equity	88,838	80,689

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share and ADS related data)

	Three months ended
	Mar. 31, 2019	Mar. 31, 2018	Dec. 31, 2018
Net revenues	9,855	13,280	10,657
Cost of revenues	(3,496)	(5,055)	(3,723)
Gross profit	6,359	8,225	6,934
Operating expenses
General and administrative (includes share-based compensation expenses of $305, $578 and $315 respectively)	(2,688)	(3,252)	(4,936)
Sales and marketing (includes share-based compensation expenses of $30, $68 and $22, respectively)	(3,590)	(6,243)	(4,442)
Product development (includes share-based compensation expenses of $16, $63 and $4, respectively)	(2,576)	(3,767)	(2,925)
Total operating expenses	(8,854)	(13,262)	(12,303)
Income (loss) from operations	(2,495)	(5,037)	(5,369)
Interest income	9	60	15
Short-term investment income, net	4	1	4
Gain(loss)on the interest sold and retained noncontrolling investment	(298)	(2)	(1,186)
Equity method investment income	(2)	(1)	4
Other income (loss), net	—	(378)	549
Exchange gain (loss), net	(101)	47	73
Income (loss) before income tax expenses	(2,883)	(5,310)	(5,910)
Income tax expenses	(501)	(268)	6
Net income (loss)	(3,384)	(5,578)	(5,904)
Less: Net income (loss) attributable to the noncontrolling interest	(602)	(419)	(1,470)
Net income (loss) attributable to China Finance Online Co. Limited	(2,782)	(5,159)	(4,434)
Net income (loss)	(3,384)	(5,578)	(5,904)
Changes in foreign currency translation adjustment	14	399	(93)
Other comprehensive income (loss), net of tax	14	399	(93)
Comprehensive income (loss)	(3,370)	(5,179)	(5,997)
Less: comprehensive income (loss) attributable to noncontrolling interest	(602)	(419)	(1,470)
Comprehensive income (loss) attributable to China Finance Online Co. Limited	2,768	(4,760)	(4,527)
Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	(0.02)	(0.05)	(0.04)
Diluted	(0.02)	(0.05)	(0.04)
Net income (loss) per ADS attributable to China Finance Online Co. Limited
Basic	(0.12)	(0.23)	(0.19)
Diluted	(0.12)	(0.23)	(0.19)
Weighted average ordinary shares
Basic	113,920,617	113,846,041	113,912,936
Diluted	113,920,617	113,846,041	113,912,936
Weighted average ADSs
Basic	22,784,123	22,796,208	22,782,587
Diluted	22,784,123	22,796,208	22,782,587